UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Casella Waste Systems, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

147448104
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,483,435
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,483,435
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Single-Asset Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 496,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 496,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,980,105
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,980,105
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,980,105
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,980,105
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,980,105
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,980,105
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,980,105
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,980,105
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON Brett W. Frazier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON Joseph B. Swinbank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 147448104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.01 par value per share (the “Shares”), of Casella Waste Systems, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 25 Greens Hill Lane, Rutland, Vermont 05701.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);

(ii)	JCP Single-Asset Partnership, LP, a Texas limited partnership (“JCP Single-Asset”);

(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP Single-Asset;

(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;

(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and JCP Single-Asset;

(vi)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings;

(vii)	Brett W. Frazier; and

(viii)	Joseph B. Swinbank.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of JCP Partnership, JCP Single-Asset, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1650, Houston, Texas 77027. The address of the principal office of Mr. Frazier is 16310 Wimbledon Forest Dr., Spring, Texas 77379. The address of the principal office of Mr. Swinbank is 1041 Conrad Sauer, Houston, Texas 77043.

(c)           The principal business of JCP Partnership is investing in securities. The principal business of JCP Single-Asset is investing in securities.  The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP Single-Asset.  The principal business of JCP Holdings is serving as the general partner of JCP Partners.  The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP Single-Asset.  The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. Mr. Frazier is currently retired after serving in multiple executive roles for Waste Management, Inc. The principal occupation of Mr. Swinbank is serving as a Partner of each of Sprint Waste Services LP, Sprint Fort Bend County Landfill, L.P., Sprint Sand and Clay, LLC and Sprint Transport, LLC.

CUSIP NO. 147448104

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Pappas, Frazier and Swinbank are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and JCP Single-Asset were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,483,435 Shares owned directly by JCP Partnership is approximately $7,407,195, including brokerage commissions. The aggregate purchase price of the 496,670 Shares owned directly by JCP Single-Asset is approximately $2,693,357, including brokerage commissions.

Item 4.	Purpose of Transaction.

JCP Partnership (together with its affiliates, “JCP”) purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to JCP, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, JCP may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as JCP may deem advisable. JCP has engaged and intends to continue to engage in discussions with the Issuer’s management, Board of Directors (the “Board”) and shareholders regarding the composition of the Board generally and means to enhance stockholder value.

On April 7, 2015, JCP Partnership delivered a private letter to the Issuer (the “Nomination Letter”) nominating Brett W. Frazier, James C. Pappas and Joseph B. Swinbank (the “Nominees”) for election to the Board at the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

On April 28, 2015, JCP issued a press release announcing its nomination of the Nominees for election at the 2015 Annual Meeting. In the press release, JCP highlighted its serious concerns with the Issuer’s history of underperformance and poor corporate governance practices. JCP stated its belief that new independent directors, including direct shareholder representatives, must be added to the Board and questioned the Issuer’s motives for delaying the 2015 Annual Meeting. JCP reiterated that it has always been, and remains, open to a constructive engagement with the Board, but it will not hesitate to take all action it believes is necessary to protect the best interests of all shareholders. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 147448104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,587,405 Shares outstanding as of January 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-KT filed with the Securities and Exchange Commission on February 27, 2015.

A.	JCP Partnership

(a)	As of the close of business on April 27, 2015, JCP Partnership beneficially owned 1,483,435 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,483,435
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,483,435
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Single-Asset

(a)	As of the close of business on April 27, 2015, JCP Single-Asset beneficially owned 496,670 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 496,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 496,670
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 147448104

(c)	The transactions in the Shares by JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,483,435 Shares owned by JCP Partnership and (ii) 496,670 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 1,980,105
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,980,105
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 1,483,435 Shares owned by JCP Partnership and (ii) 496,670 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 1,980,105
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,980,105
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,483,435 Shares owned by JCP Partnership and (ii) 496,670 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 1,980,105
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,980,105
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 147448104

(c)
JCP Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 1,483,435 Shares owned by JCP Partnership and (ii) 496,670 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 1,980,105
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,980,105
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Frazier and Swinbank:

(a)	As of the close of business on April 27, 2015, Messrs. Frazier and Swinbank did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Frazier and Swinbank have not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 147448104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 28, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the 2015 Annual Meeting.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

JCP Partnership and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify Messrs. Frazier and Swinbank against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the 2015 Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated April 28, 2015.

99.2	Joint Filing and Solicitation Agreement, dated April 28, 2015.

99.3	Form of Indemnification Agreement

99.4	Form of Power of Attorney

CUSIP NO. 147448104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2015

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Single-Asset Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas Individually and as attorney-in-fact for Brett W. Frazier and Joseph B. Swinbank

CUSIP NO. 147448104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Class A Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

50,000	4.1095	02/23/2015
29,900	4.1371	02/23/2015
100	4.1450	02/23/2015
30,000	4.1466	02/24/2015
60,000	4.2026	02/25/2015
30,000	4.1911	02/26/2015
30,027	4.3519	02/27/2015
30,000	4.4851	03/02/2015
30,000	4.5983	03/03/2015
20,303	4.6000	03/04/2015
33,410	4.6354	03/05/2015
3,600	4.6500	03/06/2015
71,490	4.7122	03/09/2015
13,891	4.7443	03/10/2015
22,100	4.7548	03/12/2015
50,000	4.8316	03/13/2015
164,750	4.9879	03/16/2015
49,999	4.9959	03/18/2015
170	4.9000	03/18/2015
16,744	5.0498	03/20/2015
7,550	5.0999	03/23/2015
100	5.1000	03/24/2015
3,513	5.1000	03/25/2015
7,887	5.0995	03/26/2015
7,038	5.1217	03/27/2015
34,354	5.1994	03/27/2015
25,000	5.3272	03/30/2015
20,364	5.7348	04/02/2015
20,742	6.0892	04/06/2015
75,000	6.2500	04/07/2015
23,019	5.7305	04/13/2015
31,134	5.7960	04/14/2015
42,882	5.8330	04/15/2015
45,250	5.8963	04/16/2015
83,333	5.9358	04/17/2015
41,667	5.7200	04/20/2015
50,000	5.5500	04/21/2015

CUSIP NO. 147448104

JCP SINGLE-ASSET PARTNERSHIP, LP

164,750	4.9879	03/16/2015
50,001	4.9959	03/18/2015
169	4.9000	03/18/2015
16,745	5.0498	03/20/2015
7,550	5.0999	03/23/2015
100	5.1000	03/24/2015
3,513	5.1000	03/25/2015
7,886	5.0995	03/26/2015
7,039	5.1217	03/27/2015
34,353	5.1994	03/27/2015
25,000	5.3272	03/30/2015
20,364	5.7348	04/02/2015
20,743	6.0892	04/06/2015
75,000	6.2500	04/07/2015
4,604	5.7305	04/13/2015
6,227	5.7960	04/14/2015
8,576	5.8330	04/15/2015
9,050	5.8963	04/16/2015
16,667	5.9358	04/17/2015
8,333	5.7200	04/20/2015
10,000	5.5500	04/21/2015